UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

GRAND RIVER COMMERCE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

386441109
(CUSIP Number)

04/30/2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858907108
1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Great Midwest Investments, L.L.C. I.R.S. Identification No. 26-3623298
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 100,000 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 100,000 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 5.9% (1)
12	Type of Reporting Person (See Instructions) OO (Other)

(1)
The reporting person erroneously reporting on its Schedule 13G, filed on May 6, 2010, that it owned 120,000 shares, or 7.0%, of Grand River Commerce, Inc.  This Amended Schedule 13G is being filed to correct the erroneous ownership information.

Item 1.

(a)	Name of Issuer

Grand River Commerce, Inc.

(b)	Address of Issuer’s Principal Executive Offices

4471 Wilson Avenue, SW
Grandville, Michigan 49418

Item 2.

(a)	Names of Persons Filing

Great Midwest Investments, L.L.C.

(b)	Address of Principal Business Office or, if none, Residence

50 64th Avenue, Suite A
Coopersville, Michigan 49404

(c)	Citizenship

Michigan

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP No.

386441109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 100,000 shares (2)

(b)
Percent of Class: 5.9% (2) (based upon 1,700,120 shares outstanding as of December 31, 2009, as reported with the Securities and Exchange Commission on Form 10-K for fiscal year ending December 31, 2009)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 100,000 shares (2)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 100,000 shares (2)

(iv)	Shared power to dispose or to direct the disposition of: 0

(2)	Please see explanatory note number (1) for an explanation regarding the number of shares owned and the percent of class.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

(a)           By signing below the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2010	Great Midwest Investments, L.L.C.

	By:	/s/ Timothy den Dulk
	Name:	Timothy den Dulk
	Title:	Member